Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock and Class A

Common Stock of

Dover Motorsports, Inc.

at

$3.61 Net Per Share

by

Speedco II, Inc.,

a wholly owned subsidiary of

Speedway Motorsports, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE AFTER 11:59 P.M. (12:00 MIDNIGHT), NEW YORK CITY TIME,

ON TUESDAY, DECEMBER 21, 2021, UNLESS THE OFFER IS EXTENDED OR

EARLIER TERMINATED.

Speedco II, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Speedway Motorsports, LLC, a Delaware limited liability company (“Speedway”), is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition (as defined below), (i) all of the outstanding shares of common stock, par value $0.10 per share, of Dover Motorsports, Inc., a Delaware corporation (“Dover”) (the “Common Stock”) at a price of $3.61 (the “Common Stock Offer Price”), subject to any required withholding of taxes, without interest, net to the holder in cash upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), and (ii) all of the outstanding shares of class A common stock, par value $0.10 per share, of Dover (the “Class A Stock” and together with the Common Stock, the “Shares”) at a price per share of $3.61 (the “Class A Stock Offer Price” and together with the Common Stock Offer Price, the “Offer Price”), subject to any required withholding of taxes, without interest, net to the holder in cash upon the terms and subject to the conditions set forth in the Offer.

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of November 8, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Speedway and Dover. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Dover (the “Merger”), without a vote of the stockholders of Dover to adopt the Merger Agreement and consummate the Merger, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Dover continuing as the surviving corporation (the “Surviving Corporation”) after the Merger and thereby becoming a wholly owned subsidiary of Speedway. Each capitalized term used herein but not defined herein shall have the meaning assigned to such term in the Merger Agreement.

As a result of the Merger, each Share that is outstanding immediately prior to the time the Merger becomes effective (other than Shares (i) owned by Dover as treasury stock, (ii) owned by Purchaser immediately prior to the Merger becoming effective or irrevocably accepted for purchase by Purchaser in the Offer, or (iii) held by Dover’s stockholders who are entitled to and properly demand and who have lost or withdrew their appraisal rights under the DGCL) will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes. The treatment of the Company Equity Awards is discussed below in “Section 11—The Merger Agreement; Other Agreements—Treatment and Payment of Dover’s Equity Awards.” Following the Merger, Dover will cease to be a publicly traded company. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The board of directors of Dover (the “Dover Board”), established a special committee of the Dover Board (the “Special Committee”) to review, evaluate and negotiate any proposal for a business combination transaction involving Dover and to recommend or not recommend that the Dover Board approve any such transaction. The Special Committee unanimously (i) determined that the Merger Agreement and the Offer and the Merger (the “Merger Transactions”), are fair to, and in the best interests of, Dover and its stockholders, (ii) approved the Merger Agreement and the Merger Transactions and declared it advisable for Dover to enter into the Merger Agreement and consummate the Merger Transactions, and (iii) recommend that the Dover Board adopt resolutions approving and adopting the Merger Agreement and consummate the Merger Transactions (the “Special Committee Recommendation”). Based on the Special Committee Recommendation, the Dover Board has duly (i) determined that the Merger Agreement and Merger Transactions are fair to and in the best interests of Dover and its stockholders; (ii) approved the Merger Agreement and the Merger Transactions and declared it advisable that Dover enter into the Merger Agreement and consummate the Merger Transactions; (iii) approved the execution, delivery and performance by Dover of the Merger Agreement and the consummation of the Merger Transactions; (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and (v) to the extent necessary, take all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below), the Merger Transactions, and the transactions contemplated by the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any of the other Merger Transactions, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the Governmental Consent Conditions. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the Offer (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary,” as such terms are defined by Section 251(h)(6) of the DGCL), together with any Shares otherwise owned by Purchaser or its Affiliates, equals at least one share more than 50% of the aggregate voting power of all issued and outstanding Shares as of one minute following 11:59 p.m. (12:00 midnight), New York City time, on Tuesday, December 21, 2021 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire). The “Governmental Consent Conditions” require that all waiting periods (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and there is not in effect any voluntary agreement between Dover and the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “DOJ Antitrust Division”) pursuant to which Dover has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time that has not yet passed. The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer.” The conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares in the Offer.

November 23, 2021

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which accompanies this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Co., LLC, in its capacity as depositary for the Offer (the “Depositary”), and deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal, or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Expiration Time, you may be able to tender your Shares using the accompanying Notice of Guaranteed Delivery (see Section 3—“Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

(212) 929-5500

or

Call Toll-Free: (800) 322-2885

Email address: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

The following are some of the key terms of the Offer, as well as certain questions that you, as a stockholder of Dover, may have and answers to these questions. This summary term sheet highlights selected information from this Offer to Purchase, and as a result may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the Offer. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and other related materials carefully and in their entirety.

The information concerning Dover contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser and Speedway by Dover or has been taken from, or is based upon, publicly available documents or records of Dover on file with the SEC or other public sources at the time of the Offer. Purchaser and Speedway have not independently verified the accuracy and completeness of such information.

Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser and, where appropriate, Speedway.

Securities Sought:	Subject to certain conditions, including the satisfaction of the Minimum Condition (as described below), any and all of the outstanding shares of Dover’s (i) common stock, par value $0.10 per share (the “Common Stock”), and (ii) class A common stock, par value $0.10 per share (the “Class A Stock”, and together with Common Stock, the “Shares”).

Price Offered Per Share:	We are offering (i) $3.61 per share of Common Stock, net to the holder in cash, without interest and subject to any required withholding of taxes (the “Common Stock Offer Price”), and (ii) $3.61 per share of Class A Stock, net to the holder in cash, without interest and subject to any required withholding of taxes (the “Class A Offer Price”, and together with the Common Stock Offer Price, the “Offer Price”). See Section 1—“Terms of the Offer.”

Expiration Time of the Offer:	One minute following 11:59 p.m. (12:00 midnight), New York City time, on Tuesday, December 21, 2021 (as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). See Section 1—“Terms of the Offer.”

Withdrawal Rights:	You can withdraw your Shares at any time prior to the Expiration Time, unless the Offer is extended, in which case you can withdraw your Shares by the then-extended Expiration Time. See Section 4—“Withdrawal Rights.”

Purchaser:	Speedco II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Speedway Motorsports, LLC, a Delaware limited liability company, which is an indirect wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“SFC”). See Section 8—“Certain Information Concerning Purchaser, Speedway and SFC.”

Who is offering to buy the Shares?

Speedco II, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Speedway Motorsports, LLC (“Speedway”), is offering to purchase any and all of the issued and outstanding Shares upon the terms and subject to the conditions contained in this Offer to Purchase. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Dover Motorsports, Inc., a Delaware corporation (“Dover”). See “Introduction” and Section 8—“Certain Information Concerning Purchaser, Speedway and SFC.”

What securities are we offering to purchase?

We are making an offer to purchase any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1—“Terms of the Offer.”

How much are we offering to pay and what is the form of payment?

We are offering to pay $3.61 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1—“Terms of the Offer.”

Will Dover’s stockholders need to pay any fees or commissions?

If you are the record holder of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and Section 1—“Terms of the Offer.”

Why are we making the Offer?

We are making the Offer because we want to acquire all of the outstanding capital stock of Dover. The Offer, as the first step in the acquisition of Dover, is intended to facilitate the acquisition of all outstanding Shares. We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of November 8, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Speedway, Purchaser and Dover. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Dover (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Dover continuing as the surviving corporation (the “Surviving Corporation”) after the Merger and thereby becoming a wholly owned subsidiary of Speedway. Following the Merger, Dover will cease to be a publicly traded company. See “Introduction” and Section 12—“Purpose of the Offer; Plans for Dover.”

Is there an agreement governing the Offer?

Yes. Speedway, Purchaser and Dover have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the Merger. See “Introduction” and Section 11—“The Merger Agreement; Other Agreements.”

How does the Dover Board view the Offer?

The Dover Board has unanimously duly (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Dover and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared it advisable that Dover enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommended that the stockholders of Dover tender their Shares in the Offer; and (v) to the extent necessary, adopted resolutions having the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

See “Introduction,” Section 10—“Background of the Offer; Past Contacts or Negotiations with Dover” and Section 11—“The Merger Agreement; Other Agreements.” A more complete description of the reasons for the Dover’s Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 of Dover that is being furnished or otherwise made available by Dover to its stockholders substantially contemporaneously with this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction or waiver of the following conditions (all such conditions collectively, the “Offer Conditions”):

•

the number of Shares validly tendered in accordance with the terms of the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h)(6) of the DGCL) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least one share more than 50% of the aggregate voting power of all issued and outstanding Shares as of the Expiration Time (the “Minimum Condition”); and

•

all waiting periods (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and there is not in effect any voluntary agreement between Dover and the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “DOJ Antitrust Division”) pursuant to which Dover has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time that has not yet passed (the “HSR Condition”).

Subject to the terms and conditions of the Merger Agreement and applicable laws, rules and regulations, any of the conditions to the Offer may be waived by Purchaser and Speedway in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Dover. See Section 1—“Terms of the Offer,” Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Offer—Terms and Conditions of the Offer” and Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer. See “Introduction,” Section 1—“Terms of the Offer” and Section 9—“Source and Amount of Funds.”

Does Purchaser have the financial resources to pay for all of the Shares it is offering to purchase in the Offer?

Yes. We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay Dover’s stockholders whose Shares are converted into the right to receive a cash amount equal to the Offer Price in the Merger, and (ii) pay for fees and expenses incurred by Purchaser and Speedway related to the Offer and the Merger, will be approximately $135.5 million. Speedway will provide Purchaser with sufficient funds to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement, funded with cash on hand and borrowings under the Credit Agreement (as defined below). Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Purchaser’s or Speedway’s receipt of financing. Purchaser will provide, and Speedway will cause Purchaser to provide, to American Stock Transfer & Trust Co., LLC in its capacity as the paying agent (the “Paying Agent”), on a timely basis, the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. See Section 9—“Source and Amount of Funds.”

Is the financial condition of Purchaser or Speedway material or relevant to a decision to tender Shares in the Offer?

No, we do not believe the financial condition of Purchaser, Speedway or their respective affiliates is material or relevant to your decision regarding whether to tender Shares in the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the consummation of the Offer (or the Merger) is not subject to any financing condition;

•	we will have sufficient funds available to us to consummate the Offer and the Merger; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

See Section 9—“Source and Amount of Funds.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond March 8, 2022 (the “Outside Date”). We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the New York Stock Exchange (“NYSE”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, for periods of at least five business days (or such other duration as may be agreed to by Speedway and Dover) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum

Condition is the only Offer Condition that has not been satisfied or waived, we will not be required to, but may in our sole discretion, extend the Offer for more than one such five business day extension. See “Introduction,” Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Offer—Extensions of the Offer” for more details on our ability to extend the Offer.

How will stockholders be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Co., LLC (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day of the previously scheduled Expiration Time. See Section 1—“Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the consummation of the Offer without a subsequent offering period.

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. We have entered into a Tender and Support Agreement (the “Support Agreement”) with certain of Dover’s stockholders (the “Supporting Stockholders”), pursuant to which the Supporting Stockholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Shares subject to the Support Agreement represent approximately 57.5% of the total aggregate outstanding Shares or approximately 92% of the voting power as of November 5, 2021. As required by Dover’s Bylaws, each of Supporting Stockholders will take all action necessary to convert their shares of Class A Stock to an equal number of shares of Common Stock, effective as of immediately prior to the purchase of such shares by Purchaser pursuant to the Merger Agreement or, if earlier, immediately prior to the Effective Time. Following such conversion, the Shares subject to the Support Agreement will in the aggregate represent approximately 57.5% of the number of outstanding Shares and 57.5% of the aggregate voting power of the outstanding Shares.

How long do stockholders have to decide whether to tender their Shares in the Offer?

You will have until the Expiration Time to decide whether to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Condition has been satisfied. As a result, you are encouraged to deliver your Shares and other required documents to make a valid tender by the Expiration Time. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Time. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How do stockholders tender their Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in this Offer to Purchase, in each case no later than the Expiration Time. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two NYSE trading days using the accompanying Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that two trading-day period, and for the tender to be counted toward satisfaction of the Minimum Condition, the Shares must be received by the Depositary prior to the Expiration Time.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. See “Introduction” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may stockholders withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment at any time after January 22, 2022, the date that is 60 days after the date on which the offer commenced. Thereafter, tenders of Shares are irrevocable, and you will no longer be able to withdrawal them. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4—“Withdrawal Rights.”

How do stockholders withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written (or, with respect to certain eligible institutions, a facsimile transmission to (718) 234-5001) notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4—“Withdrawal Rights.”

If a stockholder tenders its Shares, when and how will the stockholder get paid?

If the Offer Conditions as set forth in Section 15—“Conditions of the Offer” are satisfied or waived on or prior to the Expiration Time and Purchaser accepts your Shares for payment, we will pay you the Offer Price, which is an amount equal to the number of Shares you validly tendered and not properly withdrawn in the Offer multiplied by $3.61 in cash, without interest and subject to any required withholding of taxes, at or as promptly as practicable following (and in any event within three business days after) the date and time when Purchaser irrevocably accepts such Shares for payment, which will be at or promptly following the Expiration Time. See Section 2—“Acceptance for Payment and Payment for Shares.”

If a stockholder decides not to tender, how will the Offer affect that stockholder’s Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive, as a result of the Merger, the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, without interest and subject to any required withholding of taxes.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no vote of the stockholders of Dover will be required to adopt the Merger Agreement and consummate the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all the Shares are not tendered?

If the Offer is consummated and Purchaser acquires a at least one Share more than 50% of the aggregate voting power of all issued and outstanding Shares of Dover, then, in accordance with the terms of the Merger Agreement, Dover will complete the Merger without a vote of its stockholders to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition or any of the other Offer Conditions are not satisfied, Purchaser is not required to pay for and may delay the acceptance for payment of any Shares tendered pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Dover, with Dover continuing as the Surviving Corporation in the Merger and thereby becoming a wholly owned subsidiary of Speedway. As a result of the Merger, each Share issued and outstanding immediately before the time the Merger becomes effective (the “Effective Time”) (other than Shares (i) owned by Dover as treasury stock, (ii) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by Dover’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes. The treatment of the Company Equity Awards is discussed below in Section 11—“The Merger Agreement; Other Agreements—Treatment and Payment of Dover’s Equity Awards.” See “Introduction” and Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Merger Consideration” for further discussion on the Merger.

Upon the successful consummation of the Offer, will Dover continue as a public company?

If the Offer is consummated, the Merger will be completed as soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on NYSE because the only stockholder of Dover will be Purchaser. Immediately following the consummation of the Merger, we intend to cause Dover to delist the Shares from NYSE. In addition, we intend and will cause Dover to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon after consummation of the Merger as the requirements for termination of registration are met. See Section 12—“Purpose of the Offer; Plans for Dover” and Section 13—“Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available to you in connection with the Offer. If, however, we accept Shares in the Offer and the Merger is completed, Dover’s stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL. See Section 16—“Certain Legal Matters; Regulatory Approvals—Dissenters’ Rights.”

What is the market value of the Shares as of a recent date?

On November 8, 2021, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NYSE was $2.28. The Offer Price represents a premium of approximately 58.3% to the reported closing sales price of the Shares on NYSE on the last full trading day before the Merger Agreement was executed. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

What will happen to stock options in the Offer?

The Offer is made only for Shares and is not being made for any outstanding options to acquire Shares (“Options”). Dover has represented that there are not any Options. To the extent any Options exist, then pursuant to the Merger Agreement, as of the Effective Time, each Option outstanding immediately before the Effective Time, whether or not exercisable or vested, will be canceled and converted into the right to receive a cash amount (without interest and subject to any required withholding of taxes) equal to (i) the excess, if any, of the Offer Price over the applicable exercise price per Share of such Option, multiplied by (ii) the number of Shares subject to such Option. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of Dover’s Equity Awards.”

What will happen to restricted stock in the Merger?

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Share of restricted stock outstanding as of the Effective Time (“Restricted Stock”) will fully vest such that any applicable repurchase rights of Dover and other restrictions applicable to such Shares will lapse in full. As of the Effective Time, each such Share of Restricted Stock will be converted automatically into the right to receive the Common Stock Offer Price in cash, without interest and subject to any required withholding of taxes. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of Dover’s Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. You are urged to consult your tax advisor regarding the particular tax consequences to you of tendering Shares for cash in the Offer or exchanging Shares for cash in the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. laws). See Section 5—“Certain United States Federal Income Tax Consequences” for a discussion of certain United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should stockholders talk to if they have additional questions about the Offer?

You may call MacKenzie Partners, Inc., the Information Agent for the Offer, toll-free at (800) 322-2885. Banks and brokers may call collect at (212) 929-5500 or email tenderoffer@mackenziepartners.com.

INTRODUCTION

To the Holders of Dover’s Shares of Common Stock and Class A Stock:

Speedco II, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Speedway Motorsports, LLC, a Delaware limited liability company (“Speedway”), is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition (as defined below), any and all of the issued and outstanding shares of Dover Motorsports, Inc.’s, a Delaware corporation (“Dover”) (i) common stock, par value $0.10 per share (the “Common Stock”), and (ii) class A common stock, par value $0.10 per share (the “Class A Stock”, and together with the Common Stock, the “Shares”). The Shares will be offered at a price of $3.61 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), New York City time, on Tuesday, December 21, 2021 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire), unless the Offer is earlier terminated. See Section 1—“Terms of the Offer.”

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Co., LLC, as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees or commissions. We will pay all charges and expenses of the Depositary, and MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the HSR Condition. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6) of the DGCL) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least one share more than 50% of the aggregate voting power of all issued and outstanding Shares as of the Expiration Time. For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been “received” (as defined by Section 251(h)(6) of the DGCL by the Depositary, together with any shares of Common Stock and Class A Stock otherwise owned by Purchaser or its Affiliates prior to the Expiration Time are excluded. The “HSR Condition” requires that all waiting periods (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have expired or been terminated, and there is not in effect any voluntary agreement between Dover and the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “DOJ Antitrust Division”) pursuant to which Dover has agreed not to consummate the transactions contemplated by the Merger Agreement for any period of time that has not yet passed. The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer.” The conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

Subject to the terms and conditions of the Merger Agreement and applicable laws, rules and regulations, any of the conditions to the Offer may be waived by Purchaser and Speedway in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Dover. See Section 1—“Terms of the Offer” and Section 15—“Conditions of the Offer.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of November 8, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Speedway, Purchaser and Dover. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Dover (the “Merger”) under the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Dover continuing as the surviving corporation (the “Surviving Corporation”) after the Merger and thereby becoming a wholly owned subsidiary of Speedway. See Section 1—“Terms of the Offer.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for all of the outstanding stock of a publicly listed Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and “received” by the “depositary” (as these terms are defined in Section 251(h) of the DGCL) prior to the expiration of such tender offer, together with the stock otherwise owned by the consummating corporation or its affiliates equals at least the percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the tender offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Time, together with any Shares owned by Purchaser, equals at least one more than 50% of the aggregate voting power of all issued and outstanding Shares, Dover does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) also requires that the merger agreement provide that such merger be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied upon completion of the Merger), and in any event no later than the third business day following such satisfaction or waiver of such conditions, without a vote of the stockholders of Dover in accordance with Section 251(h) of the DGCL. See Section 12—“Purpose of the Offer; Plans for Dover.”

As a result of the Merger, each Share issued and outstanding immediately before the time the Merger becomes effective (the “Effective Time”) (other than Shares (i) owned by Dover as treasury stock, (ii) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by Dover’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes. The treatment of the Company Equity Awards is discussed below in Section 11—“The Merger Agreement; Other Agreements—Treatment and Payment of Dover’s Equity Awards.” All shares converted into the right to receive the Offer Price will be canceled and cease to exist. Following the Merger, Dover will cease to be a publicly traded company. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Merger Consideration” and Section 12—“Purpose of the Offer; Plans for Dover”

The Dover Board has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Dover and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared it advisable that Dover enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommended that the stockholders of Dover tender their Shares in the Offer; and (v) to the extent necessary, adopted resolutions having the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

A more complete description of the Dover Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Dover (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), which is being furnished or otherwise made available by Dover to its stockholders in connection with the Offer substantially contemporaneously with this Offer to Purchase and will be filed by Dover with the U.S. Securities and Exchange Commission (the “SEC”). Dover’s stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under in the Schedule 14D-9 under “Background of the Offer” and “Reasons for Recommendation of the Board.” See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Recommendation.”

Dover has advised us that, as of the close of business on November 5, 2021, there were 36,423,591 Shares outstanding, which includes 17,913,616 shares of Common Stock (including 509,200 shares of stock issued under the Dover Equity Plan) and 18,509,975 shares of Class A Common Stock.

The Merger is subject to the satisfaction or waiver of certain conditions, including there being no judgment or other order issued by any court, governmental authority or self-regulatory organization that would enjoin or otherwise prohibit consummation of the Merger, and there being no legal action, arbitration or other civil or criminal proceeding instituted and pending by any governmental authority against Speedway, Dover or their respective affiliates seeking to make illegal, delay materially or enjoin or otherwise prohibit consummation of the Merger. In addition, Purchaser must have irrevocably accepted for payment, and Speedway will have caused Purchaser to accept for payment, all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation, and the officers of Purchaser on the date of the Merger Agreement will be (unless any such officer dies, resigns or is removed prior to the Effective Time) will become the officers of the Surviving Corporation immediately after the Effective Time. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.”

No appraisal rights are available in connection with the Offer. If, however, we accept Shares in the Offer and the Merger is completed, Dover’s stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders comply with the applicable procedures described under Section 262 of the DGCL. Such stockholders will not be entitled to receive the Offer Price (without interest and subject to any required withholding of taxes), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in order to exercise appraisal rights in connection with the Merger. See Section 16—“Certain Legal Matters; Regulatory Approvals—Dissenters’ Rights.”

Certain United States federal income tax consequences of the tender of Shares in the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), New York City time, on Tuesday, December 21, 2021, unless the Offer is extended or earlier terminated.

Upon the terms and subject to the satisfaction, or to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will, and Speedway will cause Purchaser to, at or promptly following the Expiration Time, irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time (as permitted under Section 4—“Withdrawal Rights”). The date and time of Purchaser’s irrevocable acceptance for payment of all Shares validly tendered and not properly withdrawn pursuant to the Offer is referred to as the “Offer Acceptance Time.” Additionally, at or promptly (and in any event within three business days as defined by SEC Rule 14d-1(g)(3)) following the Offer Acceptance Time, Purchaser will pay for all such Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the HSR Condition. For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded (see Section 3—“Procedures for Accepting the Offer and Tendering Shares” for more information about these guaranteed delivery procedures). The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer” (all such conditions collectively, the “Offer Conditions”). Subject to the terms and conditions of the Merger Agreement and applicable laws, rules and regulations, any of the conditions to the Offer may be waived by Purchaser and Speedway in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Dover. See Section 15—“Conditions of the Offer.”

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15—“Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Termination of the Merger Agreement.”

Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond March 8, 2022. We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the New York Stock Exchange (“NYSE”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, for periods of at least five business days (or such other duration as may be agreed to by Speedway and Dover) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such five business day extension.

Pursuant to the Merger Agreement, we expressly reserve the right to increase the Offer Price, waive any Offer Condition or modify the terms of the Offer in a manner consistent with the terms of the Merger Agreement, except that, without the prior written consent of Dover, we are not permitted to (i) reduce the maximum number of Shares we are seeking to purchase in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, (v) modify or amend any existing Offer Conditions in a manner adverse to the holders of the Shares, (vi) extend or otherwise change the Expiration Time (except as otherwise required or expressly permitted by the terms of the Merger Agreement), (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (viii) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that materially delays or unreasonably interferes with, hinders or impairs the consummation of the Offer, or (ix) terminate the Offer prior to its scheduled Expiration Time (unless the Merger Agreement is terminated in accordance with its terms).

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought or changes the Offer Price, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such decrease or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all Dover’s stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, a Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time (except that, when used in reference to the Merger Agreement, “business day” means any day other than a Saturday, a Sunday or a day on which the SEC or commercial banks in New York, New York are authorized or required by applicable law to close).

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Dover to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the DGCL.

Dover has provided Purchaser with Dover’s stockholder list and security position listing for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and the other Offer-related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Dover’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and conditions of the Offer, at or as promptly as practicable following the Expiration Time, we will irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and at or as promptly as practicable (and in any event within three business days) following such acceptance, we will pay for all such Shares.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply with any applicable law or order. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

No alternative, conditional or contingent tenders will be accepted. In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depositary Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with American Stock Transfer & Trust Co., LLC in its capacity as the paying agent (the “Paying Agent”), who will receive payments from us and transmit such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for the Shares by reason of any extension of the Offer or any delay in making such payment for the Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and subject to the conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders

In order for a stockholder to validly tender Shares pursuant to the Offer, the following items must be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Time: (i) the Letter of Transmittal, duly completed and validly executed in accordance with the instructions set forth therein, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, and (ii) either (A) the Certificates evidencing tendered Shares or (B) if such Shares are tendered pursuant to the procedure for book-entry transfer described below, a Book-Entry Confirmation.

Book-Entry Transfer

The Depositary has established an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery

If you wish to tender your Shares pursuant to the Offer but cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) prior to the Expiration Time; and

•

the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time.

Guarantee of Signatures

No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•

the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a

Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms, and subject to the conditions, of the Offer (and if the Offer is extended or amended, the terms of, or the conditions to, any such extension or amendment).

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Purchaser, Speedway, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment

By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the

Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided in this Offer to Purchase. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the stockholders of Dover, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the stockholders of Dover.

Information Reporting and Backup Withholding

Payments made to stockholders of Dover in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete, sign and return to the Depositary, the U.S. Internal Revenue Service (the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that (i) such stockholder is a United States person, (ii) the taxpayer identification number provided by such stockholder is correct, and (iii) such stockholder is not subject to backup withholding. Foreign stockholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders are urged to consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, as long as the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute following 11:59 p.m. (12:00 midnight), New York City time, on Tuesday, December 21, 2021, unless the Offer is extended, in which case you can withdraw your Shares at any time prior to the then-extended Expiration Time.

For a withdrawal to be effective, a written (or, with respect to Eligible Institutions, a facsimile transmission) notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, Speedway, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to stockholders upon the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a stockholder in light of its particular circumstances. In addition, this summary does not address the effects of the Medicare contribution tax on net investment income, or FATCA (by which we mean Section 1471 through 1474 of the Code, the Treasury Regulations and administrative guidance thereunder) and does not describe any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any stockholder that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•

an entity or an arrangement treated for U.S. federal tax purposes as a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a stockholder subject to the alternative minimum tax provisions of the Code;

•	a stockholder that received the Shares as restricted stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a stockholder that has a functional currency other than the United States dollar;

•	a stockholder that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•

any stockholder that beneficially owns, actually or constructively, or at some time during the five-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Shares;

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies; or

•	corporations that accumulate earnings to avoid United States federal income tax.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner (including any owner of an interest in an entity or arrangement treated as a partnership for United States federal income tax purposes) in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such stockholders are urged to consult their own tax advisors regarding the tax consequences of tendering Shares for cash in the Offer or exchanging Shares for cash pursuant to the Merger.

This summary is based on the Code, the U.S. Department of Treasury regulations promulgated under the Code (the “Treasury Regulations”), and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out in this Offer to Purchase is intended only as a summary of certain material United States federal income tax consequences to stockholders. We urge you to consult your tax advisor regarding the particular tax consequences to you in connection with the Offer or the Merger in light of your particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-U.S. tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury Regulations.

Payments with Respect to Shares

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger for cash will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received (plus any taxes withheld by Purchaser) and the United States Holder’s adjusted tax basis in the Shares tendered or exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by a noncorporate taxpayer generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are significant limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

Proceeds from the tender of Shares in the Offer or the exchange of Shares pursuant to the Merger generally are subject to information reporting and may be subject to backup withholding at the applicable rate (currently, 24%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional federal income tax. Any amounts withheld under the backup withholding rules from a payment to a United States Holder may be allowed as a refund or a credit against that United States Holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to non-United States Holders of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is not a United States Holder or a United States partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes).

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares tendered for cash in the Offer or exchanged for cash pursuant to the Merger generally will not be subject to United States federal income tax, unless (i) the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the tender or exchange and certain other conditions are met, such non-United States Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the tender or exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the non-United States Holder during the year, or (ii) Dover is or has been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met, or (iii) the gain, if any, on Shares is effectively connected with the conduct by the non-United States Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment of the Non-United States Holder in the United States), in which event (x) the non-United States Holder will be subject to United States federal income tax as described under “United States Holders,” but such non-United States Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9 and (y) if the non-United States Holder is a corporation, it may also be subject to the branch profits tax at a rate of 30% (or such lower rate as may be specific under an applicable income tax treaty).

Information Reporting and Backup Withholding

Proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger generally are subject to information reporting.

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger, unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO YOU OF TENDERING SHARES FOR CASH IN THE OFFER OR EXCHANGING SHARES FOR CASH PURSUANT TO THE MERGER IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-UNITED STATES. OR OTHER LAWS.

6. Price Range of Shares; Dividends.

The Shares are listed on NYSE under the symbol “DVD”. Dover has advised us that, as of the close of business on November 5, 2021, 36,423,591 Shares were outstanding, including 17,913,616 shares of Common Stock (including 509,200 shares issued under the Company Equity Plan) and 18,509,975 shares of Class A Stock. The shares of Common Stock have been listed on NYSE since 1996.

The following table sets forth the high and low sales prices per Share as reported on NYSE for the periods indicated:

	High	Low	Cash Dividends Declared
2021 Fiscal Year:
First Quarter (January 1, 2021—March 31, 2021)	$2.66	$2.01	—
Second Quarter (April 1, 2021—June 30, 2021)	$2.40	$2.00	$.04
Third Quarter (July 1, 2021—September 30, 2021)	$2.80	$2.23	—
Fourth Quarter, to date (October 1, 2021 – November 22, 2021)	$3.61	$2.18	$.04
2020 Fiscal Year:
First Quarter (January 1, 2020—March 31, 2020)	$1.90	$1.17	—
Second Quarter (April 1, 2020—June 30, 2020)	$1.67	$1.06	—
Third Quarter (July 1, 2020—September 30, 2020)	$1.59	$1.32	—
Fourth Quarter (October 1, 2020—December 31, 2020)	$2.58	$1.34	$.07
2019 Fiscal Year:
First Quarter (January 1, 2019—March 31, 2019)	$2.08	$1.91	—
Second Quarter (April 1, 2019—June 30, 2019)	$2.20	$1.95	—
Third Quarter (July 1, 2019—September 30, 2019)	$2.09	$1.90	—
Fourth Quarter (October 1, 2019—December 31, 2019)	$2.00	$1.79	$.10

On November 8, 2021, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NYSE was $2.28. The Offer Price represents a premium of approximately 58.3% to the reported closing sales price of the Shares on NYSE on November 8, 2021. Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement provides that, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, except with the prior written consent of Speedway, as expressly contemplated or permitted pursuant to the Merger Agreement, as set forth in the Disclosure Letter (as defined below) or as required by applicable law, Dover will not make, declare or pay any dividend or distribution on any Shares (except for Dover’s ordinary dividend of $0.04 per share on each Share declared by Dover prior to the signing of the Merger Agreement).

7. Certain Information Concerning Dover.

Except as specifically set forth herein, the information concerning Dover contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Dover or its representatives or publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Dover’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General

The following description of Dover and its business has been taken from Dover’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

Dover is a public holding company that is a marketer and promoter of motorsports entertainment in the United States. Through our subsidiaries, we own and operate Dover International Speedway® in Dover, Delaware and Nashville Superspeedway® near Nashville, Tennessee.

Dover’s principal executive offices are located at 1131 North DuPont Highway, Dover, Delaware 19901, and its telephone number is (302) 883-6500. Dover’s internet address is www.doverspeedway.com. The information on Dover’s website is not a part of this Offer to Purchase and is not incorporated by reference into this Offer to Purchase.

Available Information

The Shares are registered under the Exchange Act. Accordingly, Dover is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Dover’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Dover’s securities, any material interests of such persons in transactions Dover and other matters is required to be disclosed in proxy statements and periodic and current reports filed with the SEC. Such reports, proxy statements and other information are available on www.sec.gov.

8. Certain Information Concerning Purchaser, Speedway and SFC.

Purchaser

Purchaser, a Delaware corporation, is a wholly owned subsidiary of Speedway and was formed solely for the purpose of facilitating the acquisition of Dover by Speedway. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger. Upon consummation of the proposed Merger, Purchaser will merge with and into Dover and will cease to exist, with Dover continuing as the Surviving Corporation. Purchaser’s principal executive office and principal place of business is located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212, and the telephone number is (704) 455-3239.

Speedway

Speedway, a Delaware limited liability company, is a leading marketer, promoter and sponsor of motorsports entertainment in the United States. Speedway, through its subsidiaries, among other activities, owns and operates the following premier facilities: Atlanta Motor Speedway, Bristol Motor Speedway, Charlotte Motor Speedway, Las Vegas Motor Speedway, New Hampshire Motor Speedway, Sonoma Raceway, and Texas Motor Speedway.

Speedway’s principal executive office and principal place of business is located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212, and the telephone number is (704) 455-3239.

SFC

SFC, a North Carolina corporation, is a privately-held entity jointly controlled by members of the Smith family, including O. Bruton Smith, Speedway’s founder, executive chairman and a director, Marcus G. Smith, Speedway’s chief executive officer, president and a director, B. Scott Smith, Speedway’s executive director and a director, and David Bruton Smith, a director of Speedway, and related entities and trusts. SFC is the ultimate and indirect parent of Speedway and Purchaser. SFC also is the controlling shareholder of Sonic Automotive, Inc., a publicly traded automotive retailer that was founded by O. Bruton Smith and his family, and interests in real estate. SFC was formerly known as CSF Corp. and changed its name to Sonic Financial Corporation in December 1987. SFC was incorporated in 1987 and is based in Charlotte, North Carolina.

Its principal executive office and principal place of business is located at 5401 East Independence Boulevard, Charlotte, North Carolina 28212 and its telephone number is (704) 455-3239.

Additional Information

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Purchaser, Speedway and SFC are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Speedway or SFC or, to the best knowledge of Purchaser, Speedway and SFC, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Speedway or SFC nor, to the best knowledge of Purchaser, Speedway and SFC, any of the persons listed in Schedule I to this Offer to Purchase (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares, or (ii) has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Speedway or SFC nor, to the best knowledge of Purchaser and Speedway, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Dover (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Speedway or SFC or, to the best knowledge of Purchaser and Speedway, any of the persons listed in Schedule I to this Offer to Purchase, has had any business relationship or transaction with Dover or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Speedway or SFC or to the best knowledge of Purchaser and Speedway, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dover or its subsidiaries, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of directors or sale or other transfer of a material amount of assets during the past two years.

Available Information

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Purchaser and Speedway with the SEC, are available on the SEC’s website at www.sec.gov. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free upon request from the Information Agent, whose contact information is set forth on the on the back cover of this Offer to Purchase.

9. Source and Amount of Funds.

We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Merger Consideration to the Dover stockholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, and (ii) pay for fees and expenses incurred by Purchaser and Speedway related to the Offer and the Merger, will be approximately $135.5 million.

Speedway will provide Purchaser with sufficient funds to complete the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which it expects will be funded with cash on hand and borrowings under the Amended and Restated Credit Agreement, dated as of September 17, 2019, by and among Speedway and Speedway Funding LLC as borrowers, certain subsidiaries of Speedway as guarantors, and Bank of America N.A., as a lender and as agent for the other lenders thereto, as may be amended from time to time (the “Speedway Credit Agreement”).

The Speedway Credit Agreement, among other things, provides for a five-year $100,000,000 senior secured revolving credit agreement that matures in September 2024. Borrowings under the Speedway Credit Agreement bear interest at either: (i) LIBOR (or the applicable successor rate), plus 1.25% to 2.25% depending on the ratio (consolidated total leverage ratio) of consolidated funded debt to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) or, at Speedway’s option, (ii) the “base rate,” which is the highest of (a) Bank of America’s prime rate, (b) the Federal Funds Rate (as defined in the Speedway Credit Agreement) plus 0.5%, and (c) the Eurodollar Rate (as defined in the Speedway Credit Agreement) plus 1%, plus 0.25% to 1.25% depending on the consolidated total leverage ratio. The Speedway Credit Agreement contains a number of affirmative and negative financial covenants, including requirements that Speedway maintain certain consolidated total leverage ratios and consolidated interest coverage ratios. In August 2020, Speedway entered into an amendment with its lenders under the Speedway Credit Agreement to modify certain affirmative and negative financial covenants and other terms for a specified period from the effective date of the amendment through March 31, 2021 due to the ongoing extraordinary circumstances being faced by Speedway caused by Covid-19. During the second quarter 2021, Speedway further amended the Speedway Credit Agreement to extend the relief period through March 31, 2022. As of November 19, 2021, Speedway entered into a third amendment to the Speedway Credit Agreement to allow for the completion of the Offer and Merger under the terms of the Speedway Credit Agreement. While Speedway has sufficient funds available to us to consummate the Offer and the Merger, Speedway is negotiating and intends to obtain a new Term Loan under the Speedway Credit Agreement to finance a portion of the funds required to consummate the Offer and Merger and all fees and expenses related thereto.

This summary of the Speedway Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Speedway Credit Agreement, which is incorporated herein by reference and a copy of which has been included as an exhibit to the Schedule TO. Stockholders of Dover and other interested parties are encouraged to read the Speedway Credit Agreement in its entirety for a more complete description of the provisions summarized in this section.

Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Purchaser’s or Speedway’s receipt of financing. No alternative financing arrangement or alternative financing plans have been made. Speedway does not currently have any arrangements to finance or repay amounts borrowed under the Speedway Credit Agreement. Purchaser will provide, and Speedway will cause Purchaser to provide, to the Paying Agent, on a timely basis, the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

We believe the financial condition of Purchaser, Speedway and their respective affiliates is not material or relevant to a decision by a holder of Shares regarding whether to tender such Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the consummation of the Offer (or the Merger) is not subject to any financing condition, (iii) we will have sufficient funds available to us to consummate the Offer and the Merger and (iv) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

10. Background of the Offer; Past Contacts or Negotiations with Dover.

The information set forth below regarding Dover was provided by Dover, and none of Purchaser, Speedway nor any of their respective Affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, Speedway or their respective Affiliates or Representatives did not participate.

Background of the Offer

The following is a description of contacts between our representatives with representatives of Dover that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Dover’s activities relating to these contacts, please refer to its Schedule 14D-9 being furnished or otherwise made available to its stockholders substantially contemporaneously with this Offer to Purchase. Certain information set forth below regarding Dover, Dover’s officers, the Dover Board and the special committee of the Dover Board established to review, evaluate and negotiate any proposal for a business combination transaction involving Dover, and to recommend or not to recommend the Dover Board approve any such transactions (the “Special Committee”) has been provided to Speedway and Purchaser by Dover, and no member, representative or affiliate of Speedway or Purchaser assumes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which no member, representative, or affiliate of Speedway or Purchaser participated.

Dover and Speedway have a long history of business contacts relating to their respective operations in the North American motor sports industry, and their senior management teams are well acquainted. In that connection, representatives of Dover and Speedway have often interacted at industry events and have communicated from time to time on matters of mutual interest relating to the sport.

On December 5, 2019, Denis McGlynn, chief executive officer of Dover, and Marcus G. Smith, chief executive officer of Speedway, both attended the Monster Energy NASCAR Cup Series Awards at Music City Center in Nashville, Tennessee. At that time, there was no NASCAR Cup Series race in Nashville, and both Dover and Speedway were interested in developing that market.

Dover owns Nashville Superspeedway (“NSS”), a motorsports complex approximately 35 miles from downtown Nashville in Wilson County, Tennessee. NSS was built in 2001 and hosted 36 NASCAR-sanctioned races between 2001 and 2011, on both the NASCAR Xfinity Series and the NASCAR Camping World Truck Series. However, NSS was unable to attract a NASCAR Cup Series race during that period and Dover closed the track following the 2011 season.

Separately, Speedway was interested in negotiating a deal to bring Cup Series racing to the Fairgrounds in downtown Nashville, a track that had hosted NASCAR Grand National/Winston Cup races from 1958 to 1984.

Against that background, during a conversation prior to the Nashville awards banquet in December 2019, Mr. McGlynn told Mr. Smith that if Speedway was unable to get a deal done for the Fairgrounds track, Speedway might want to consider NSS.

On February 14, 2020, Mr. McGlynn and Michael Tatoian, chief operating officer of Dover, met with Mr. Smith and Mike Burch, chief strategy officer of Speedway. Given Speedway’s interest in the Nashville market, Mr. McGlynn proposed a sale of Dover to Speedway. The parties discussed Dover’s financial position, the development value of Dover excess land at NSS, Dover’s belief that NSS could be fully operational in 2021, the impact that reopening NSS would have on a series of Wilson County municipal bonds for which Dover was contingently liable, and potential valuation ranges. This discussion continued by telephone on February 20, 2020. On March 4, 2020, Mr. Smith advised Mr. McGlynn by telephone that Speedway would not be continuing discussions at that time regarding a potential acquisition of Dover, but that Speedway was interested in working with Dover in connection with the re-opening of NSS.

On July 16, 2021, Mr. McGlynn spoke with Mr. Smith by telephone. Mr. Smith said that Speedway wanted to revisit their previous conversations regarding a potential business combination with Dover, if Dover was still open to it. Mr. McGlynn told Mr. Smith that Dover was pretty far down the road with another potential bidder and if Speedway was serious about this it would need to act fast. Mr. Smith said that he would send a draft nondisclosure agreement, which was received by Dover on July 18, 2021. Mr. McGlynn and Mr. Smith spoke again by telephone on July 19, 2021.

On July 29, 2021, Mr. McGlynn, Mr. Horne, and Mr. Tatoian met at Dover International Speedway with Mr. Smith, Mr. Burch, and Michael Hodge, EVP Finance of Speedway. Mr. McGlynn expressed the view that Dover’s share price fails to reflect the true value of Dover. Accordingly, Speedway should not seek to price an offer for Dover by reference to a premium over market. Rather, the parties should apply an appropriate multiple to Dover’s projected EBITDA, then add consideration for the value of Dover’s excess land, cash on hand, and the value of synergies. Negotiations proceeded with Mr. Smith offering $105 million, or $2.88 per share, for Dover. Mr. McGlynn responded that he could not take that to the Dover Board as Dover already had a higher offer by a good margin. After further deliberations on Speedway’s part, Mr. Smith increased the offer to $3.50 per share, or approximately $127.5 million, in cash. Mr. McGlynn agreed to take that offer to the Board.

On August 3, 2021, Dover’s legal counsel discussed the process of a potential transaction with Speedway’s legal counsel.

On August 4, 2021, Mr. Smith called Mr. McGlynn to check on progress. Mr. Smith agreed that the offer documents were Speedway’s responsibility and that Dover should focus on responding to Speedway’s due diligence requests. Mr. Smith and Mr. McGlynn agreed to move forward as expeditiously as possible.

On August 25, 2021, Mr. McGlynn and Mr. Smith spoke by telephone. Mr. McGlynn updated Mr. Smith on the status of Dover’s due diligence response and advised him that Dover had engaged Raymond James & Associates, Inc. (“Raymond James”) to conduct a market check and prepare a fairness opinion in connection with the proposed sale of Dover.

On October 14, 2021, following completion of Speedway’s due diligence investigation, Speedway’s counsel transmitted to Dover’s counsel the initial draft of the Merger Agreement. From October 14, 2021, through November 8, 2021, the parties and their counsel negotiated the terms and conditions of the Merger Agreement and the Support Agreement.

On November 3, 2021, a representative of Raymond James informed Speedway that Dover had a received a proposal from another bidder, which on its face appeared to contemplate a higher valuation for Dover. Raymond James further advised Speedway’s representative that the Dover Board and Special Committee would have to consider the third-party’s proposal in light of the Dover Board’s fiduciary duty to maximize value for Dover’s stockholders.

On the morning of November 8, 2021, Speedway advised Dover that it was willing to increase the purchase price per Share in the Offer from $3.50 to $3.61 per Share, for a total merger consideration of $131.5 million, in cash.

On November 8, 2021, following a meeting of the Special Committee meeting of the Dover Board, the Merger Agreement and Support Agreement were executed and delivered by each of the parties thereto.

Past Contacts, Transactions, Negotiations and Agreements

For information on the Merger Agreement and the other agreements between Dover and Purchaser and their respective related Affiliates and parties, see Section 8—“Certain Information Concerning Purchaser, Speedway and SFC” and Section 11—“The Merger Agreement, Other Agreements—Other Agreements.”

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary of the Merger Agreement has been included to provide Dover stockholders with information about its terms. It is not intended to provide any other factual disclosures about Purchaser, Speedway, Dover or their respective Affiliates, and it is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Dover or the Merger Transactions contained in public reports filed by Dover with the SEC. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference in its entirety. Copies of the Merger Agreement and the Schedule TO, and any other filings we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Purchaser, Speedway and SFC.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this section and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The representations, warranties and covenants of Dover contained in the Merger Agreement have been made solely for the benefit of Speedway and Purchaser. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by Dover with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Speedway and Purchaser in the disclosure schedule delivered in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (5) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Dover or its business. In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Dover or any of its subsidiaries or Affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dover’s public disclosures. However, any material change to the Merger Agreement will be reflected in an amendment to the Schedule TO. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Merger Transactions, Dover, Purchaser, Speedway, their respective Affiliates and their respective businesses that is contained or incorporated by reference in the Schedule TO and related exhibits, including this Offer to Purchase, and the Schedule 14D-9 filed by Dover with the SEC on November 23, 2021, as well as in Dover’s other public filings.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before November 23, 2021 and that, subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will, and Speedway will cause Purchaser to, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) all Shares validly tendered and not properly withdrawn pursuant to the Offer at or as promptly as practicable following the Expiration Time of the Offer, and pay for all such Shares at or promptly, and in any event within three business days (as defined by SEC Rule 14d-1(g)(3)), following such Offer Acceptance Time. The initial Expiration Time of the Offer will be one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Tuesday, December 21, 2021.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15—“Conditions of the Offer,” including but not limited to the Minimum Condition. The Offer Conditions are for the sole benefit of Purchaser and Speedway, and, subject to the terms and conditions of the Merger Agreement and applicable Laws, Purchaser and Speedway may waive any Offer Condition, in whole or in part at any time and from time to time in their respective sole discretion, other than the Minimum Condition, which may be waived by Purchaser and Speedway only with the prior written consent of Dover. We expressly reserve the right to increase the Offer Price, waive any Offer Condition or modify the terms of the Offer in a manner consistent with the terms of the Merger Agreement and applicable Law, except that, without the prior written consent of Dover, we are not permitted to (i) reduce the maximum number of Shares we are seeking to purchase in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, (v) modify or amend any existing Offer Conditions in a manner adverse to the holders of the Shares, (vi) extend or otherwise change the Expiration Time (except as otherwise required or expressly permitted by the terms of the Merger Agreement), (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, (viii) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that materially delays or unreasonably interferes with, hinders or impairs the consummation of the Offer, or (ix) terminate the Offer prior to its scheduled Expiration Time (unless the Merger Agreement is terminated in accordance with its terms).

Extensions of the Offer. Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond March 8, 2022 (the “Outside Date”). We have agreed in the Merger Agreement that Purchaser will extend, and Speedway will cause Purchaser to extend, the Offer on one or more occasions: (i) for the minimum period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the New York Stock Exchange (the “NYSE”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived by Purchaser and Speedway (to the extent such waiver is permitted under the Merger Agreement and applicable law), for consecutive increments of at least five Business Days each, on the last Business (or such other duration as may be agreed to by Speedway and Dover) per extension in order to permit the satisfaction of such Offer Condition(s), except that (A) in either case, Merger Sub shall not be required to extend the Offer to a date later than the Outside Date, (B) any such extension shall not be deemed to impair, limit, or otherwise restrict in any manner the rights of Speedway, Purchaser or Dover to terminate the Merger Agreement pursuant to its terms, and (C) with respect to clause (ii) above, if, the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such additional extension.

Recommendation

The Dover Board, based on the unanimous recommendation by the Dover Special Committee, at a meeting duly called and held, has unanimously (i) determined that the Merger Agreement and the Merger Transactions are fair to and in the best interests of Dover and its stockholders, (ii) approved the Merger Agreement and the Merger Transactions and declared it advisable that Dover enter into the Merger Agreement and consummate the Merger Transactions, including the Offer and the Merger, (iii) approved the execution, delivery and performance by Dover of the Merger Agreement and the consummation of the Merger Transactions, (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (v) recommended that the stockholders of Dover tender their Shares in the Offer (such recommendation, the “Dover Board Recommendation”); and (v) to the extent necessary, adopted resolutions having the effect of causing the Merger, the Merger Agreement, the Merger Transactions, the Support Agreement and the transactions contemplated by the Support Agreement not to be subject to any state Takeover Law or similar Law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Merger

The Merger Agreement provides that, following completion of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Dover;

•	the separate corporate existence of Purchaser will cease and Dover will continue its corporate existence under the DGCL as the surviving corporation (the “Surviving Corporation”) in the Merger; and

•	the Surviving Corporation will become a wholly owned subsidiary of SFC.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Dover will be amended and restated to read identically to the certificate of incorporation of Purchaser as in effect as of the date of the Merger Agreement (except that the name of the Surviving Corporation shall be Dover Motorsports, Inc.), and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation. The bylaws of Purchaser as in effect immediately before the Effective Time will be the bylaws of the Surviving Corporation (except as to the name of the Surviving Corporation). The directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation from and after the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s organizational documents and applicable law, and the officers of the Surviving Corporation on the date of the Merger Agreement (unless any such officer dies, resigns or is removed prior to the Effective Time) will become the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s organizational documents and applicable law.

Merger Closing Conditions. The obligations of Purchaser and Speedway, on the one hand, and Dover, on the other hand, to complete the Merger are each subject to the satisfaction or (to the extent permitted by law) the waiver of the following conditions:

•

no Governmental Authority shall have enacted, issued, promulgated or entered any Order or Law, whether temporary, preliminary or permanent, that enjoins, restrains or otherwise prohibits consummation of the merger, and there shall not be instituted and pending and Legal Action of any kind or character by any Governmental Authority against Speedway, Dover, or their respective Affiliates challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to enjoin, restrain or otherwise prohibit the consummation of the Merger; and

•	Purchaser (or Speedway on Purchaser’s behalf) has irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Merger Consideration. At the Effective Time, (i) each share of Common Stock issued and outstanding immediately before the Effective Time (other than Shares (A) owned by Dover as treasury stock, (B) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer or (C) held by Dover’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into and will thereafter represent only the right to receive the Common Stock Offer Price (the “Common Per Share Price”) in cash and without interest and subject to any withholding of Taxes, (ii) each share of Class A Stock issued and outstanding immediately before the Effective Time (other than Shares (A) owned by Dover as treasury stock, (B) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer or (C) held by Dover’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into and will thereafter represent only the right to receive the Class A Stock Offer Price (the “Class A Per Share Price”, and together with the Common Per Share Price, the “Merger Consideration”) in cash and without interest and subject to any withholding of Taxes. All Shares converted into the right to receive the Offer Price will be canceled automatically and cease to exist at the Effective Time. The Common Per Share Price and Class A Per Share Price are and will be the same, as required by Dover’s organizational documents. The treatment of the Company Equity Awards is discussed below in Section 11—“The Merger Agreement; Other Agreements—Treatment and Payment of Dover’s Equity Awards.”

Payment for Shares. At or prior to the Effective Time, Speedway will deposit, or cause to be deposited, with the Paying Agent sufficient funds for the payment of the aggregate Merger Consideration to Dover’s stockholders.

Promptly after the Effective Time, Speedway will cause the Paying Agent to mail to each holder of record of Shares a letter of transmittal and instructions for surrendering Certificates or Book-Entry Shares in exchange for the Merger Consideration. The Paying Agent will promptly pay the Merger Consideration in respect of the number of Shares formerly evidenced by each Certificate or Book-Entry, less any required withholding of taxes, upon receipt of (i) a surrendered Certificate or Book-Entry representing the Shares and (ii) a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent. No interest will accrue or be paid on any amount payable upon surrender of a Certificate or Book-Entry Share.

If any cash deposited with the Paying Agent is not claimed within one year after the Effective Time, such cash will be delivered to Speedway upon demand. Thereafter, any holder of Shares who has not complied with the Certificate or Book-Entry Share surrender procedures set forth in the Merger Agreement must look only to Speedway and/or the Surviving Corporation, which will remain responsible for payment and issuance of the applicable Merger Consideration.

The transmittal instructions will include instructions if any Dover stockholder has lost its Certificate or if it has been stolen or destroyed. In that case, the stockholder will be required to provide an affidavit to that fact and, if reasonably required by the Surviving Corporation, execute and deliver a customary indemnity agreement to provide indemnity against any claim that may be made with respect to such Certificate.

Treatment and Payment of Dover’s Equity Awards. As of the Effective Time, the Company Equity Awards will be treated as follows: (i) by virtue of the Merger and without any action by Speedway, Purchaser, Dover or the securityholder, each vested or unvested Company stock option, whether or not then vested or unvested, that is unexpired and unexecuted immediately prior to the Effective Time shall be canceled and converted into the right to receive from Speedway or the Surviving Corporation pursuant to Section 2.3(e) of the Merger Agreement an amount in cash, without interest, equal to the Option Consideration multiplied by the aggregate number of shares of Common Stock subject to such Company stock option immediately before the Effective Time, (2) by virtue of the Merger and without any action by Speedway, Purchaser, Dover or the securityholder each vested or unvested award of time-based restricted stock and each award of already earned performance-based restricted stock will be vested and all restrictions thereon shall lapse in full as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the Offer Price, multiplied by the number of shares of Common Stock subject to such award immediately before the Effective Time, and (3) by virtue of the Merger and without any action by Speedway, Purchaser, Dover or the securityholder each unearned award of performance-based restricted stock shall be vested and all restrictions thereon shall lapse at the target level for such award as of immediately before the Effective Time and will be canceled and converted into the right to receive an amount in cash, without interest, equal in value to the Offer Price multiplied by the aggregate number of shares of Common Stock subject to the target level for such Company Performance Award immediately before the Effective Time.

As promptly as practicable following the Effective Time, no later than the second payroll date following the Effective Time, Speedway will cause the Surviving Corporation to pay through its payroll system to each former holder of Company Equity Awards, the amounts due and payable to such holder pursuant to the Merger Agreement in respect of such Company Equity Award including any accrued and unpaid dividends and other distributions, including dividend equivalents with a record date prior to the Effective Time which have been authorized by Dover and which remain unpaid at the Effective Time, less any Tax withholding required under the Code or any applicable state, local or foreign Tax Law and any other amounts that are required or have been authorized by the applicable holder to be withheld.

Representations and Warranties

The Merger Agreement contains representations and warranties of Dover, Purchaser and Speedway.

Some of the representations and warranties in the Merger Agreement made by Dover are qualified as to “materiality” or a “Company Material Adverse Effect.” For purposes of the Merger Agreement, “ Company

Material Adverse Effect” (as defined in the Merger Agreement) with respect to Dover means any fact, change, event, violation, inaccuracy, circumstance or occurrence that, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, assets or financial condition of Dover and its subsidiaries, taken as a whole or (ii) prevents, impedes or materially delays the consummation by Dover of the Offer, the Merger or the Merger Transactions, except that a Company Material Adverse Effect as it relates to Dover does not include any such fact, change, event, violation, inaccuracy, circumstance or occurrence relating to or arising from:

(i)	changes in general economic or political conditions or the financial or capital markets in the United States or in other territories in which the Company and its Subsidiaries operate;

(ii)	changes generally affecting the industry in which Dover and its subsidiaries operate;

(iii)	acts of war, terrorism, epidemics or pandemics (including COVID-19) or natural or man-made disasters;

(iv)

the announcement, pendency or performance of the Merger Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, licensors, licensees, partners or employees of Dover or any of its subsidiaries (except that this clause (iv) shall not apply to a Company Material Adverse Effect as used in any representation or warranty contained in the Merger Agreement to the extent that such representation or warranty expressly addresses the consequences resulting from the execution and delivery of the Merger Agreement, the consummation of the Merger Transactions, or the performance of obligations hereunder);

(v)	changes in GAAP or Law (or interpretation or enforcement thereof);

(vi)	seasonal fluctuations in the business of Dover and its subsidiaries substantially consistent with prior such fluctuations;

(vii)

changes in the market price or trading volume of the shares of Common Stock (provided that, to the extent not subject to any of the other exceptions herein, any fact, change, event, violation, inaccuracy, circumstance or occurrence underlying or that contributed to such changes may be taken into account in determining whether there has been a Company Material Adverse Effect); or

(viii)

the failure of Dover and its subsidiaries to meet internal or analysts’ expectations or projections, performance measures, operating statistics or revenue or earnings predictions (provided, however, to the extent not subject to any of the other foregoing exceptions any fact, change, event, violation, inaccuracy circumstance or occurrence underlying or that contributed to such changes may be taken into account in determining whether there has been a Company Material Adverse Effect).

Likewise, Some of the representations and warranties in the Merger Agreement made by Speedway are qualified as to “materiality” or a “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” with respect to Speedway means any material adverse effect that material delays, interferes with, hinders or impairs the consummation by Speedway or Purchaser of any of the Merger Transactions on a timely basis. In the Merger Agreement, Dover has made customary representations and warranties to Purchaser and Speedway with respect to certain matters related to Dover and its subsidiaries, including:

•	corporate matters, such as organization, standing, qualification to do business and corporate power;

•	its authority and authorization of the Merger Agreement and the Offer, the Merger and the Merger Transactions;

•	certain recommendations of the Dover Board and the Dover Special Committee;

•	the enforceability of the Merger Agreement against Dover;

•	its subsidiaries;

•	the absence of authorizations by Governmental Authorities required with respect to the Merger Agreement and the Offer, the Merger and Merger Transactions (other than limited exceptions);

•	non-contravention of certain other documents, agreements applicable laws, and the creation or imposition of any Lien on any Dover Asset;

•	its capitalization;

•	public SEC filings made by Dover;

•	its financial statements and internal controls;

•

its documents required to be filed with the SEC or required to be distributed to Dover’s stockholders in connection with the Merger Transactions, including the Schedule 14D-9 and any amendments or supplements thereto;

•	compliance by Dover with the applicable rules and regulations of NYSE;

•	the absence of undisclosed liabilities and off-balance sheet arrangements;

•	the absence of certain changes or events since September 30, 2021;

•	the absence of litigation;

•	material contracts to which Dover and its subsidiaries are parties;

•	its employee benefit plans and related matters;

•	labor relations and employee matters;

•	tax matters;

•	environmental matters;

•	intellectual property;

•	information technology and privacy matters;

•	real property;

•	insurance;

•	compliance with laws and permits;

•	anti-corruption matters;

•	affiliate transactions;

•	opinions of Dover’s financial advisor with respect to the fairness of the Offer Price;

•	finders’, investment bankers’ and brokers’ fees and expenses;

•	the inapplicability of certain state takeover laws to the Merger Agreement and the Offer, the Merger and the Merger Transactions; and

•	waiver of the Rights Agreements.

In the Merger Agreement, Purchaser and Speedway have joint and severally made customary representations and warranties to Dover with respect to certain matters related to Purchaser and Speedway, including:

•	corporate matters, such as organization, standing, qualification to do business and corporate power;

•	Purchaser’s and Speedway’s authority and authorization of the Merger Agreement and the Offer, the Merger and the Merger Transactions;

•	the enforceability of the Merger Agreement against Purchaser and Speedway;

•	the absence of authorizations by governmental authorities required with respect to the Merger Agreement and the Offer, the Merger and the Merger Transactions (other than limited exceptions);

•	non-contravention of certain other documents, agreements and applicable laws;

•	Purchaser’s capitalization and operations;

•	no ownership of Shares by Purchaser or Merger Sub;

•	the absence of arrangements with management and stockholders of Dover;

•	the absence of litigation;

•	finders’, investment bankers’ and brokers’ fees and expenses;

•	its documents required to be filed with the SEC including the Schedule TO and Offer Documents; and

•	the ability of Speedway to have, to cause Purchaser to have, sufficient funds to pay the aggregate Offer Prices.

None of the representations and warranties provided by Speedway, Purchaser or Dover contained in the Merger Agreement will survive the Merger.

Conduct of Dover’s Business

The Merger Agreement provides that, except with the prior written consent of Speedway, as permitted pursuant to the Merger Agreement, as set forth in Dover’s disclosure schedules or as required in order to comply with or respond to COVID-19 Measures or as required by applicable law, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, (i) Dover is required, and required to cause each of its subsidiaries, to conduct its operations in all material respects in the ordinary course of business consistent with past practice, and (ii) is not permitted, and will not permit any of its subsidiaries, to take any of the following actions (subject to the thresholds, materiality standards, carve-outs and exceptions specified in the Merger Agreement):

•	amend any of the organizational documents of Dover or of any subsidiary of Dover;

•

make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned subsidiaries of Dover, except for Dover’s ordinary dividend of $0.04 per share on each share of Class A Stock and Common Stock declared by Dover prior to November 8, 2021;

•	adjust, split, combine or reclassify any of its capital stock;

•

redeem, purchase or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock except in connection with acquisitions required pursuant to awards granted under the Company Equity Plans and outstanding on November 8, 2021;

•	grant any right or option to acquire any shares of its capital stock;

•

issue, deliver or sell any additional shares of its capital stock (including restricted shares) or any securities convertible or exchangeable into or exercisable for any shares of its capital stock other than pursuant to (i) the exercise of the Company Options, or (B) the vesting of Company Stock Awards or Company Performance Awards that are outstanding as of November 8, 2021;

•

increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, or other individual service providers or otherwise pay or provide any compensation or benefit not provided for under a Company Benefit Plan as in effect on November 8, 2021;

•	grant or forgive any loans to any of Dover directors, officers, employees or other individual service providers

•

establish, adopt, enter into, manually amend, renew or terminate any Company Benefit Plan, any arrangement that would be a Company Benefit Plan if it were in existence on November 8, 2021, or any other employee benefit plan, agreement, policy, program or commitment (including any employment, severance, separation, change-in-control, retention or other similar agreements and arrangements), in each case except as required by applicable Law;

•	enter into, amend or terminate any collective bargaining agreement or other similar arrangement relating to union or organized employees;

•	grant or amend any award under the Company Equity Plan (including the grant or amendment of restricted stock, stock options or any other equity or equity-based compensation);

•

take any action to accelerate (or what would reasonably be expected to accelerate) any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, employees or other service providers;

•

change any actuarial or other assumptions used to calculate benefits or funding obligations for any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

•	take any action to fund (through a rabbi trust or otherwise), or in other way secure the payment of, compensation or benefits under any Company Benefit Plan

•	terminate the employment of any of its executive officers, other than for cause;

•	hire any employee who is an executive officer;

•	make any material determination under any Company Benefit Plan that is inconsistent with the ordinary course of business or past practice or applicable law;

•

Acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any business, division or Person;

•	sell, lease, license, abandon or dispose of any of its assets (including any real estate) other than such transactions in the ordinary course of business consistent with past practice;

•	pledge, encumber or grant liens on any of its assets;

•	make loans, capital contributions, advances to or investments in any other Person, other than Dover or its subsidiaries;

•	incur, assume or guarantee new indebtedness;

issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Dover or any of its subsidiaries, other than (i) any indebtedness incurred under Dover’s existing credit facilities to finance working capital needs incurred in the ordinary course of business consistent with past practice, and (ii) any indebtedness among Dover and its subsidiaries or among Dover’s subsidiaries, in the ordinary course of business consistent with past practice’

•

enter into, amend, terminate or waive any material rights or obligations under any material contract of Dover or any of its subsidiaries (or any contract that would be considered a material contract under the Merger Agreement if entered into on November 8, 2021);

•	enter into any new line of business outside its existing business as of the date of the Merger Agreement;

•	incur any material capital expenditures;

•	merge or consolidate with any entity or organization or adopt a plan of liquidation, dissolution or consolidation, restructuring or recapitalization;

•	enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of shares of its capital stock;

•

change its accounting methods, policies or procedures other than as required by United States generally accepted accounting principles, applicable laws, rules or regulations or by any court, governmental authority or self-regulatory organization;

•	pay, satisfy, discharge, settle or compromise, or offer to pay, satisfy, discharge, settle or compromise, any legal actions, arbitrations, litigations, suits or other civil or criminal proceedings;

•

cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect, any insurance policy, except for policy renewals in the ordinary course of business;

•

make, change or revoke any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any tax return or file a claim for a material tax refund, seek or obtain any tax ruling or enter into any closing agreement with respect to taxes, extend or waive the statute of limitations with respect to any tax or tax return, (vii) settle any material tax claim, audit or assessment, (viii) surrender any right to claim a material tax refund, offset or other reduction in tax liability, (ix) carry back any material net operating loss or other tax attributable to a prior taxable period, or (x) effect or otherwise engage in any material tax planning strategies or transactions (including the adoption of any plan or partial or complete liquidation, dissolution, restructuring, recapitalization, merger or reorganization);

•

amend, modify or waive any of Dover’s existing takeover defenses, or enter into, adopt or authorize the adoption of any new stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan (except that Dover shall waive the application of its existing rights agreements with respect to the Merger Transactions);

•

take any action or fail to take any action that would reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement;

form any new subsidiary of Dover; or

•	Authorize any of, commit, resolve or agree to take any of the foregoing actions.

Conduct of Purchaser and Speedway

The Merger Agreement provides that neither Speedway nor Purchaser will take any action (or fail to take any action) that would (i) result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL or (ii) reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Merger Transactions.

No Solicitation

From and after the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, except as otherwise expressly permitted by the Merger Agreement, Dover and its subsidiaries will not, and Dover and its subsidiaries will not authorize or permit any of their Representatives to directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions with, or furnish any non-public information with respect to Dover or any of its subsidiaries to, any person in connection with a Takeover Proposal (other than to state that it is not permitted to have discussions) or (iii) execute or enter into any letter of intent, agreement in principle or contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (or publicly propose to do any of the foregoing). Additionally, Dover is required to, and is required to cause each of its subsidiaries to cause its other Representatives to (x) immediately cease and cause to be terminated any existing activities, discussions or negotiations, if any, with any Person (other than Speedway and its subsidiaries) with respect to any Takeover Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal, (y) immediately terminate access by any third party to any physical or electronic data room relating to any Takeover Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal and (z) use reasonable best efforts to cause each Person that has executed a confidentiality or similar agreement in connection with any Takeover Proposal since May 8, 2020 to promptly return or destroy all non-public information previously furnished to such person or any of its representatives in accordance with the terms of the confidentiality or similar agreement in place with such person.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Dover and a Person making a Takeover Proposal entered into prior to the date hereof, or if entered into on or after the date hereof, on terms no less favorable (except with respect to standstill provisions) to Dover than those contained in the Confidentiality Agreement (as defined below).

“Governmental Authority” means (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization, including the NYSE, or (iii) any political subdivision of any of the foregoing.

•

“Intervening Event” means any material event, development or change of circumstances (other than (i) a Takeover Proposal, (ii) changes in the price of the Common Stock, or (iii) the fact, in and of itself, that the Company exceeds any internal or published projections, estimates or expectations of Dover’s revenue, earnings or other financial performance or results of operations for any period) that was not known to, or reasonably foreseeable by, the Dover Board or any committee thereof prior to the execution and delivery of the Merger Agreement.

•

“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

•

“Superior Proposal” means any bona fide written Takeover Proposal that the Dover Board or any committee thereof or subcommittee thereof has determined in its good faith judgment (i) after taking into account any proposal by Speedway to amend the terms of this Agreement pursuant to Section 5.4(e) of the Merger Agreement (No Solicitation), would be more favorable to the Dover stockholders from a financial point of view than the Merger Transactions and (ii) is reasonably likely to be consummated, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of the Merger Agreement (provided that for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”).

•

“Takeover Proposal” means any proposal, offer, inquiry or indication of interest from any Person relating, directly or indirectly, to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving 15% or more of the capital stock of Dover or consolidated assets of Dover and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of assets representing 15% or more of the consolidated assets of Dover and its subsidiaries, taken as a whole, or that generate, in the aggregate, 15% or more of the consolidated revenues of Dover and its subsidiaries, (iii) a purchase or other acquisition or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 15% or more of the voting power of the capital stock of Dover, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of Dover or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

Response to Takeover Proposals

Generally, notwithstanding any provision of the Merger Agreement, at any time after the date of the Merger Agreement until the Offer Acceptance Time, and following Dover’s receipt of a bona fide, unsolicited written Takeover Proposal that did not arise out of a material breach of the “No Solicitation” provisions described immediately above, Dover may:

•	participate in discussions regarding such Takeover Proposal solely to clarify the terms of such unsolicited Takeover Proposal; and

•

if the Dover Board determines in good faith (i) that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (ii) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal would be inconsistent with its fiduciary duties, and Dover has provided Speedway with written notice of such determination, then Dover may, in response to such Takeover Proposal, (x) furnish access and information (including non-public information) with respect to Dover and any of its subsidiaries to the Person who has made such Takeover Proposal and its representatives, pursuant to an Acceptable Confidentiality Agreement, so long as any written material non-public information provided under this clause (x) has previously been provided to Speedway or is provided to Speedway substantially concurrently with the time it is provided to such person, and (y) participate in discussions and negotiations regarding such Takeover Proposal.

Dover’s Board’s Recommendation; Adverse Recommendation Changes

Except as set forth in the Merger Agreement, the Dover Board (or a committee thereof) is not permitted to (i) fail to make the Dover Board Recommendation or withdraw, modify or amend, or publicly propose to withdraw, modify or amend, the Dover Board Recommendation in any manner adverse to Speedway or Purchaser, (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, a Takeover Proposal, (iii) fail to include the Dover Board Recommendation in the Schedule 14D-9 or, if any Takeover Proposal has been made public, fail to reaffirm the Dover Board Recommendation upon request of Speedway within the earlier of three business days prior to the then scheduled expiration date or five business days after Speedway requests such reaffirmation with respect to such Takeover Proposal (any action described in clauses (i) through (iii) being referred to as an “Adverse Recommendation Change”) or (iv) approve, recommend or allow Dover to enter into any letter of intent, agreement in principle or contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (such a letter of intent, agreement in principle or contract, an “Acquisition Agreement”).

Notwithstanding the foregoing or any other provisions of the Merger Agreement to the contrary, the Dover Board may, at any time before the Acceptance Time and in response to a Superior Proposal received by the Dover Board after the date of the Merger Agreement, make an Adverse Recommendation Change or terminate the Merger Agreement to enter into an Acquisition Agreement or authorize, resolve, agree or propose publicly to take any such action, but only if:

•	Dover did not otherwise breach any of its obligations under Section 5.4(a) (No Solicitation) of the Merger Agreement in any material respect;

•	the Dover Board has determined in good faith, after consultation with its outside legal advisors, that failure to do so would be inconsistent with its fiduciary duties;

•

Dover has first provided at least five business days’ prior written notice to Speedway that Dover is prepared to make an Adverse Recommendation Change or terminate the Merger Agreement to enter into an Acquisition Agreement with respect to a Superior Proposal, which notice must include the material terms and conditions of and a copy of the written definitive agreements providing for the transaction that constitutes such Superior Proposal;

•

during such five business day period, Dover has negotiated with Speedway in good faith (to the extent Speedway desires to so negotiate) to enable Speedway to propose in writing such adjustments in the terms and conditions of the Merger Agreement and related documents so that such Superior Proposal ceases to constitute a Superior Proposal; and

•

Speedway does not make prior to 11:59 p.m., New York City time, on the final day of the Notice Period, an offer that is at least as favorable to the Dover stockholders as such Superior Proposal (it being understood and agreed that any material change to the financial or other material terms and conditions of such Superior Proposal shall require an additional notice to Speedway and an extension of the Notice Period, which shall be the longer of two Business Days and the period remaining under the initial Notice Period).

Additionally, and notwithstanding the foregoing or any other provisions of the Merger Agreement to the contrary, the Dover Board may, at any time before the Acceptance Time, make an Adverse Recommendation Change in response to an Intervening Event, but only if:

•	the Dover Board has determined in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties;

•

Dover has first provided at least five business days’ prior written notice to Speedway that Diver is prepared to make an Adverse Recommendation Change, which notice must specify in reasonable detail the Intervening Event and the basis upon which Dover proposes to make an Adverse Recommendation Change;

•

during such five business day period, Dover has negotiated with Speedway in good faith (to the extent Speedway has requested to so negotiate) to enable Speedway to propose in writing such adjustments in the terms and conditions of the Merger Agreement and related documents so that the failure to make such Adverse Recommendation Change would no longer be inconsistent with the Dover’s directors’ exercise of their fiduciary duties; and

•	Speedway does not make, prior to 11:59 p.m., New York city time, on the final day of the Notice Period, an offer that eliminates the basis for such Adverse Recommendation Change.

The Merger Agreement does not prohibit Dover, the Dover Board or any committee or subcommittee thereof from complying with Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from making any disclosure to the stockholders of Dover if the Dover Board determines, in good faith after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties or such disclosure is otherwise required under applicable laws, rules or regulations. However, the foregoing sentence does not permit Dover to make an Adverse Recommendation Change other than in accordance with Sections 5.4(e) and 5.4(f) of the Merger Agreement. Merger Agreement. Further, the Merger Agreement expressly provides that in no event will the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable laws, rules or regulations) constitute an Adverse Recommendation Change.

Directors’ and Officers’ Indemnification and Insurance

From and after the Effective Time, the Surviving Corporation is required to, and Speedway is required to cause the Surviving Corporation to, in each case to the fullest extent permitted under applicable laws, rules and regulations, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee, agent or fiduciary of Dover or of a subsidiary of Dover (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses, including fees and expenses of legal counsel, in connection with any legal action, arbitration or other civil or criminal proceeding, whenever asserted, based on or arising out of, in whole or in part, the fact that an Indemnitee is or was a director, officer, employee, agent or fiduciary of Dover or such subsidiary or was acting in such capacity, or acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of Dover or such subsidiary or taken at the request of Dover or such subsidiary, in each case at, or at any time prior to, the Effective Time (including any legal action, arbitration or other proceeding relating in whole or in part to the Offer, the Merger or the other transactions contemplated by the Merger Agreement or relating to the enforcement of this provision of the Merger Agreement) and (ii) assume all obligations of Dover and its subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the organizational documents of Dover and such subsidiaries as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between Dover or any of its subsidiaries and any Indemnitee.

The Merger Agreement provides that Speedway, from and after the Effective Time, is required to cause, unless otherwise required by applicable law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the Merger Agreement in the organizational documents of Speedway and its subsidiaries, which provisions may not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees for a period of six years after the Effective Time.

In the Merger Agreement, Speedway and the Surviving Corporation have agreed, jointly and severally, to maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability and fiduciary liability insurance maintained by Dover on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer(s) of Dover’s current directors’ and officers’ liability insurance and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated thereby) so long as Dover and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by Dover for such insurance before the date of the Merger Agreement (the “Maximum Premium”). If Speedway or the Surviving Corporation are unable to obtain such insurance for an amount less than or equal to the Maximum Premium, then Speedway and the Surviving Corporation have agreed, jointly and severally, to instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements described above, before the Effective Time and in consultation with Speedway, Dover is entitled to, and at the request of Speedway is required to, purchase “tail” directors’ and officers’ liability and fiduciary liability insurance policies covering the matters described above and on like terms, scope and amount (and covering, without limitation, the transactions contemplated by the Merger Agreement) and, if Dover purchases such policies before the Effective Time, then Speedway and the Surviving Corporation’s obligations as described above will be satisfied so long as Speedway and the Surviving Corporation cause such policies to be maintained in effect for a period of six years following the Effective Time.

Dover’s Credit Agreement

The Merger Agreement provides that, prior to the Effective Time, upon Speedway’s request, Dover is to use its reasonable efforts to, and cause its subsidiaries to use reasonable efforts to, (i) obtain from lenders under the Credit Agreement (as defined in the Merger Agreement) a customary payoff letter executed by such lenders (the

“Payoff Letter”), or (ii) facilitate the amendment or modification of the Credit Agreement, including to execute and deliver any agreement, document or instrument reasonably contemplated by such amendment or modification on terms and conditions reasonably satisfactory to Speedway.

Upon Speedway’s request and as provided in more detail in the Merger Agreement, Dover shall use its commercially reasonable efforts to cooperate with Speedway if Speedway elects to pursue any bank financing and/or bond offerings to finance the Merger Transactions.

Efforts to Close the Transaction

In the Merger Agreement, each of Dover, Purchaser and Speedway has agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate and make the Merger Transactions effective, including using reasonable best efforts to:

•	satisfy the Offer Conditions and conditions precedent set forth in the Merger Agreement;

•	obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from, and give any necessary notices to, Governmental Authorities and other Persons; and

•

make all necessary registrations, declarations and filings (including filings under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the NYSE rules and regulations and any other applicable laws, rules, and regulations.

Except as otherwise required under the Merger Agreement, Dover will not take any action or enter into any transaction or permit any action to be taken that would materially impair or delay Speedway and Dover’s ability to consummate the Merger Transactions or perform its obligations under the Merger Agreement.

Other Covenants

The above covenants are not the exclusive covenants provided in the Merger Agreement. The Merger Agreement contains other customary covenants, including, among others, covenants relating to public announcements, affiliate transactions and SEC filings.

Termination of the Merger Agreement

Termination Rights. The Merger Agreement may be terminated at any time before the Acceptance Time:

•	by mutual written consent of Speedway and Dover;

•

by Speedway or Dover, if the Offer Acceptance Time has not occurred by March 8, 2022, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if such party’s material breach of any provision of the Merger Agreement is the primary cause of the failure of the Offer Acceptance Time to occur by March 8, 2022;

•

by Speedway or Dover, if any Law or Order issued by any court, governmental authority or self-regulatory organization enjoining or otherwise prohibiting consummation of the Offer or the Merger is in effect and has become final and nonappealable, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if it such party’s material breach of any provision of the Merger Agreement is the primary cause of the occurrence of such Law or Order;

•

by Speedway or Dover, if the Offer (as it may have been extended pursuant to and in accordance with the Merger Agreement) has expired at a time when the Minimum Condition has not been satisfied and without the acceptance for payment of Shares pursuant to the Offer, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if such party’s material breach of any provision of the Merger Agreement is primary cause of the failure of the Offer Acceptance Time to occur by March 8, 2022;

•

by Speedway before the Offer Acceptance Time, if Dover breaches any of its representations or warranties or fails to perform any of its covenants or agreements contained in the Merger Agreement, and which breach or failure would give rise to the failure of certain Offer Conditions and which by its nature cannot be cured or has not been cured by Dover by the earlier of March 8, 2022 and the date that is 20 Business Days after Dover’s receipt of written notice of such breach or failure from Speedway (but only so long as neither Purchaser nor Speedway are then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants or agreements contained in the Merger Agreement);

•	by Speedway before the Offer Acceptance Time, following an Adverse Recommendation Change, or if Dover breached any of its obligations under Section 5.4 (No Solicitation) of the Merger Agreement;

•

by Speedway before the Offer Acceptance Time, if the Offer expired or has been terminated without the acceptance for payment of Shares pursuant to the Offer due to a failure of any Offer Condition (other than any Offer Condition that is to be satisfied immediately prior to the Acceptance Time), (but only so long as neither Purchaser nor Speedway are then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants or agreements contained in the Merger Agreement);

•

by Speedway before the Offer Acceptance Time, if the NASCAR Approval, in a form reasonably satisfactory to Speedway was not obtained, except, that, Speedway’s right to terminate for this cause will expire November 16, 2021 (the NASCAR Approval was obtained on November 11, 2021);

•

by Dover before the Offer Acceptance Time, in order to enter into concurrently with the termination of the Merger Agreement an Acquisition Agreement pursuant to and in accordance with the terms of the Merger Agreement, if prior to or concurrently with such termination Dover pays the Dover Termination Fee (as defined below);

•

by Dover before the Offer Acceptance Time, if Purchaser or Speedway breaches any of their respective representations or warranties or fails to perform any of their respective covenants or agreements contained in the Merger Agreement, and which breach or failure would, individually or when aggregated with any other such breaches or failures, reasonably be expected to materially delay, interfere with, hinder or impair the consummation by Purchaser or Speedway of any of the transactions contemplated by the Merger Agreement on a timely basis or the compliance by Purchaser or Speedway with their respective obligations under the Merger Agreement and which by its nature cannot be cured or has not been cured by Purchaser or Speedway, as applicable, by the earlier of the Outside Date and the date that is 20 business days after Speedway’s receipt of written notice of such breach or failure from Dover (but only so long as Dover is not then in material breach of its representations or warranties or then materially failing to perform its covenants or agreements contained in the Merger Agreement); and

•

by Dover before the Offer Acceptance Time if (i) all of the Offer Conditions shall have been satisfied or waived at the Expiration Time (other than any Offer Condition that, by its nature, is to be satisfied at the Offer Acceptance Time), (ii) Purchaser shall have failed (or Speedway shall have failed to cause Purchaser) to accept for payment in accordance with the Merger Agreement all Shares validly tendered and not properly withdrawn pursuant to the Offer, (iii) Dover gave Speedway written notice at least three Business Days prior to such termination stating Dover’s intention to terminate the Merger Agreement, (iv) all of the Offer Conditions remain satisfied throughout such three Business Day period, and (v) the Offer Acceptance Time shall not have occurred by the end of such three Business Day period.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no effect, without any liability or obligation on the part of Purchaser, Speedway, Dover or their respective directors, officers and affiliates, except for certain designated provisions of the Merger Agreement that survive such termination. No such termination will relieve Purchaser, Speedway or

Dover from liability resulting from a Willful and Material Breach of the Merger Agreement or for fraud based upon such party’s specific representations and warranties made under the Merger Agreement.

Termination Fee. Dover is required to pay, or cause to be paid, to Speedway a termination fee of $5,100,000 (the “Dover Termination Fee”) if:

•

Dover terminates the Merger Agreement in order to enter into an Acquisition Agreement, in which case payment of the Dover Termination Fee must be made concurrently with termination of the Merger Agreement;

•

Speedway terminates the Merger Agreement following an Adverse Recommendation Change, in which case payment of the Dover Termination Fee must be made within five business days following termination of the Merger Agreement; or

•

if (i) a Takeover Proposal (provided that references to “15%” in the definition of Takeover Proposal are deemed to be references to “50%” for purposes of this clause (i)) has been publicly made or publicly proposed to Dover or otherwise publicly announced or made to the Dover Board in writing, in each case prior to the Offer Acceptance Time and not subsequently withdrawn, (ii) thereafter the Merger Agreement is terminated (a) by Dover or Speedway if the Offer Acceptance Time has not occurred by March 8, 2022 or the Offer has expired at a time when the Minimum Condition has not been satisfied and there has not been a failure of certain specified Offer Conditions or (b) by Speedway if Dover breaches any of its representations or warranties or fails to perform any of its covenants or agreements contained in the Merger Agreement and (iii) within 12 months following the date of such termination, Dover enters into a definitive agreement with respect to any transaction specified in the definition of Takeover Proposal (provided that references to “15%” in the definition of Takeover Proposal are deemed to be references to “50%” for purposes of this clause (iii)) or any such transaction is consummated, in each case whether or not involving the same Takeover Proposal or the person making the Takeover Proposal referred to in clause (i), in which case payment of the Termination Fee must be made within five business days following the earlier of the date on which Dover (x) enters into such definitive agreement or (y) consummates such transaction.

Specific Performance

Each of Dover, on the one hand, and Speedway and Purchaser, on the other hand, agrees that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such non-performance or breach. Accordingly, the parties have agreed that, subject to certain requirements and limitations as set forth in the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, and in addition to any other remedy at law or in equity.

Fees and Expenses

Except as explicitly provided otherwise in the Merger Agreement, all fees and expenses incurred by any party or on its behalf in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or the Merger Transactions.

Amendment

Subject to compliance with applicable law, the Merger Agreement may be amended or supplemented by written agreement of Purchaser, Speedway and Dover at any time prior to the Effective Time, except that following the Offer Acceptance Time, the Merger Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price.

Governing Law

The Merger Agreement is governed by Delaware law.

Other Agreements

Confidentiality Agreement

On July 20, 2021, Dover and Speedway entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction involving Dover. Under the terms of the Confidentiality Agreement, Dover and Speedway agreed that, subject to certain exceptions, each of Dover and Speedway would keep confidential all information furnished to one another pursuant to the Confidentiality Agreement for a period of two years, subject to certain exceptions, and to use this information solely to evaluate a possible negotiated transaction between the parties.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference in its entirety.

Support Agreement

On November 8, 2021, in connection with the Offer and Merger, and concurrently with the execution of the Merger Agreement, Speedway and Purchaser entered into a Support Agreement (the “Support Agreement”) with Henry B. Tippie, individually and as trustee of the RMT Trust, Jeffrey W. Rollins, Gary W. Rollins, the RMT Trust, Mike Tatoian, Tim Horne, Tom Wintermantel, Denis McGlynn, Louise McGlynn, Patrick Bagley, Nevada Oversight, Inc. as trustee of the Marital Trust held under the R. Randall Rollins 2012 Trust, and Radcliffe Hastings (each, a “Supporting Stockholder”, and together, the “Supporting Stockholders”). Pursuant to the Support Agreement, the Supporting Stockholders have agreed to tender shares of Common Stock and Class A Stock held by them in the Offer and to otherwise support the transactions contemplated by the Merger Agreement provided that if an Adverse Recommendation Change is made in connection with an Intervening Event after such Stockholder has tendered its shares of Common Stock, such Supporting Stockholder may withdraw a portion of its shares provided that such Supporting Stockholder’s Minimum Shares (as defined in the Support Agreement) remain tendered and that such Supporting Stockholder shall promptly tender such withdrawn shares at such time that such Adverse Recommendation Change is no longer continuing. As a group, the Supporting Stockholders held approximately 92% of the voting power of the Company as of November 5, 2021. As required by Dover’s Bylaws, each of Supporting Stockholders will take all action necessary to convert their shares of Class A Stock to an equal number of shares of Common Stock, effective as of immediately prior to the purchase of such shares by Purchaser pursuant to the Merger Agreement or, if earlier, immediately prior to the Effective Time. Following such conversion, the Shares subject to the Support Agreement will in the aggregate represent approximately 57.5% of the number of outstanding Shares and 57.5% of the aggregate voting power of the outstanding Shares.

The Support Agreement terminates upon the occurrence of certain circumstances, including in the event that the Merger Agreement is terminated in accordance with its terms.

This summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, the form of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference in its entirety.

12. Purpose of the Offer; Plans for Dover.

Purpose of the Offer

We are making the Offer because we want to acquire all of the outstanding capital stock of Dover. The Offer, as the first step in the acquisition of Dover, is intended to facilitate the acquisition of all outstanding Shares.

Purchaser intends to consummate the Merger as soon as practicable following the consummation of the Offer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Dover. Following the Effective Time, the separate corporate existence of Purchaser will cease and Dover will continue as the Surviving Corporation and a wholly owned subsidiary of Speedway.

All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If you sell your Shares in the Offer, you will cease to have any equity interest in Dover or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Dover.

Stockholder Approval

If the Offer is consummated and as a result Purchaser and its affiliates own Shares that represent a majority of the outstanding Shares, Dover does not anticipate seeking the approval of Dover’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for 100% of the stock of a public corporation, the acquirer holds at least the percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement for a merger involving the target corporation, and the other stockholders receive the same amount and kind of consideration for their stock in the merger as was payable in the tender offer, the acquirer may effect a merger involving the target corporation without a vote of the stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied upon completion of the Merger), and in any event no later than the third business day following such satisfaction or waiver of such conditions, without a vote of the stockholders of Dover in accordance with Section 251(h) of the DGCL.

Plans for Dover

If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Dover and the Dover Board shortly thereafter.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation, and the officers of Purchaser immediately before the Effective Time will be the officers of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Dover will be amended and restated to read identically to the certificate of incorporation of Purchaser as in effect immediately before the date of the Merger Agreement (except that the name of the Surviving Corporation shall be “Dover Motorsports, Inc.”), and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation. The bylaws of Purchaser as in effect immediately before the Effective Time will be the bylaws of the Surviving Corporation (except as to the name of the Surviving Corporation).

As soon as reasonably practicable following the consummation of the Merger, Speedway intends to cause Dover to delist the Shares from NYSE and to terminate the registration of the Shares under the Exchange Act.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for Dover,” Section 13—“Certain Effects of the Offer” and Section 14—“Dividends and Distributions,” and except for the transactions contemplated by the Merger Agreement, Purchaser and Speedway have no present plans or proposals that would relate to or result in any extraordinary transaction involving Dover or any of its subsidiaries (such as a merger, reorganization or liquidation) or any purchase, sale or transfer of a material amount of assets of Dover or any of its subsidiaries.

To the best knowledge of Purchaser and Speedway, except for certain pre-existing agreements described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement, understanding or relationship between any executive officer or director of Dover, on the one hand, and Purchaser, Speedway, SFC or Dover, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Dover entering into any such agreement, arrangement or understanding.

13. Certain Effects of the Offer.

Market for the Shares

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, there will be no market for the Shares following consummation of the Offer.

NYSE Listing

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on NYSE because the only stockholder of Dover will be Speedway. As soon as reasonably practicable following the consummation of the Merger, Speedway intends to cause Dover to delist the Shares from NYSE.

Exchange Act Registration

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Dover to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Dover to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Dover, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings, the requirement to furnish annual, quarterly and current reports to stockholders pursuant to Section 13 of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of Dover and persons holding “restricted securities” of Dover to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated.

Speedway intends to cause Dover to terminate the registration of the Shares under the Exchange Act as soon as reasonably practicable following the consummation of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, except with the prior written consent of Speedway, as expressly contemplated or permitted pursuant to the Merger Agreement, as set forth in the Disclosure Letter (as defined below) or as required by applicable law, Dover will not make, declare or pay any dividend or distribution on any shares of its capital stock, including the Shares (except for Dover’s ordinary dividend of $0.04 per Share declared by Dover prior to November 8, 2021).

15. Conditions of the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provision of the Merger Agreement or the Offer and subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), Purchaser is not required to, and Speedway is not required to cause Purchaser to, accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer and may terminate or amend the Offer in accordance with the terms of the Merger Agreement, if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

•	the Minimum Condition has not been satisfied;

•

any law, rule or regulation or any judgment or other order issued by any court, governmental authority or self-regulatory organization enjoining or otherwise prohibiting consummation of the Offer or the Merger is in effect, or any legal action, arbitration or other civil or criminal proceeding instituted and pending that seeks any remedy;

•	the HSR Condition has not been satisfied;

•

the representations and warranties of Dover contained in the Merger Agreement (subject to de minimis, materiality, and Material Adverse Effect qualifiers) are not true and correct when made and as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date) (the “Representations Condition”);

•	Dover has not complied with or performed in all material respects the obligations required to be complied with or performed by it prior to the Expiration Time (the “Obligations Condition”);

•

since the date of the Merger Agreement, there has been any effect, development change, event state of circumstances of facts or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Dover Material Adverse Effect (the “Material Adverse Effect Condition”);

•	the consummation of the Merger shall not be reasonably capable of occurring immediately following the Expiration Time;

•	the Merger Agreement has been terminated in accordance with its terms; or

•

Speedway has not received a certificate signed on behalf of Dover by an executive officer of Dover, dated as of the date the Offer Acceptance Time occurs, certifying that the Representations Condition, the Obligations Condition or the Material Adverse Effect Condition have been satisfied.

For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Purchaser and Speedway to extend, terminate or modify the Offer in accordance with the terms of the Merger Agreement.

The conditions described above are for the sole benefit of Purchaser and Speedway and, subject to the terms and conditions of the Merger Agreement and applicable laws, rules and regulations, may be waived by Purchaser and Speedway in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Dover. The failure by Purchaser, Speedway or any other affiliate of SFC at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer.

Except as described in this Section 16, based on its examination of publicly available information filed by Dover with the SEC and other publicly available information concerning Dover, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Dover’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Speedway as contemplated herein. If any such approval or other action is required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Dover’s business, or certain parts of Dover’s business might not need to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

State Takeover Laws

Dover is incorporated under the laws of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” or the transaction pursuant to which such person becomes an “interested stockholder” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Dover’s certificate of incorporation imposes anti-takeover provisions that are similar to those set forth in Section 203 of the DGCL. The Dover Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of these anti-takeover provisions set forth in Dover’s certificate of incorporation.

Dover, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and we have not attempted to comply with any such laws. If any person seeks to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions of the Offer.”

Anti-Takeover Protection

Dover adopted (i) that certain Rights Agreement with Respect to Common Stock, dated June 14, 2016, between Dover and Computershare Inc., a Delaware corporation (the “Rights Agent”) (the “Common Stock Rights Plan”), and (ii) that certain Rights Agreement with Respect to Class A Stock, dated as of June 14, 2016, between Dover and the Rights Agent (the “Class A Rights Plan”, and together with the Common Stock Rights Plan, the “Rights Plans”). The Common Stock Rights Plan encompasses stockholder rights that would trade in tandem with the Common Stock if triggered. The rights, unless earlier redeemed by the Dover Board, will detach and trade separately from the Common Stock only upon the occurrence of certain events such as the unsolicited acquisition by a third party of beneficial ownership of 10% or more of the outstanding combined Common Stock and

Class A Stock, or (ii) the announcement by a third party of the intent to commence a tender or exchange offer for 10% or more of our outstanding combined Common Stock and Class A Stock (together, the “Triggering Events”). After the rights have detached, the holders of such rights would generally have the ability to purchase such number of either shares of Dover Common Stock or stock of an acquirer of Dover having a market value equal to twice the exercise price of the right being exercised, thereby causing substantial dilution to a person or group of persons attempting to acquire control of Dover. The rights may serve as a significant deterrent to unsolicited attempts to acquire control of Dover, including transactions involving a premium to the market price of Dover Shares. The rights are set to expire on June 13, 2026, unless earlier redeemed. The terms of the Common Stock Rights Plan are substantially similar to the terms of the Class A Rights Plan.

The Merger and Offer would be considered a Triggering Event under the Rights Plans. The Rights Plans allow for the Dover Board to waive a Triggering Event under the Rights Plans. The Rights Plans allow for the Dover Board to waive a Triggering Event if it deems to be in the best interest of Dover and its stockholders. In accordance with the terms of the Rights Plans, the Dover Board notified the Rights Agent on November 9, 2021 that it waived the application of the Rights Plans to each Triggering Event that arose as a result of entering into the Merger Agreement, including the Merger and Offer.

Antitrust Compliance

SFC, as the ultimate parent entity of Purchaser, and Henry B. Tippie, as the ultimate parent entity of Dover, filed Premerger Notification and Report Forms with the FTC and the DOJ Antitrust Division relating to Speedway’s proposed acquisition of Dover on November 12, 2021 and November 15, 2021 respectfully.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated only after the expiration of a fifteen-day waiting period following the filing by SFC of its Premerger Notification and Report Form with respect to the Offer, unless SFC receives a request for additional information or documentary material from the DOJ Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial fifteen-day waiting period, either the DOJ Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th calendar day after the date of substantial compliance by SFC. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, the DOJ Antitrust Division or the FTC could take such action under the U.S. federal antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Dover or its subsidiaries or Speedway or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result thereof will be.

Dissenters’ Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If, however, the Merger takes place pursuant to Section 251(h) of the DGCL, stockholders whose Shares are not accepted for purchase pursuant to the Offer and who properly demand appraisal of their Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger, you comply with the applicable legal requirements under the DGCL and you neither waive, withdraw nor otherwise lose your rights to appraisal under the DGCL, you will be entitled to payment in cash in an amount equal to the “fair value” of your Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. This value may be the same, more or less than the price Purchaser is offering to pay you in the Offer and the Merger, and the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, when a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or preserve his, her or its right to do so should carefully review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, because failure to timely and properly comply with the procedures of Section 262 of the DGCL may result in the loss of appraisal rights under the DGCL.

Because of the complexity of the procedures for exercising appraisal rights, any stockholder wishing to exercise appraisal rights or to preserve the right to do so is urged to consult legal counsel.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer (which will occur on the date on which Purchaser irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer) and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is November 23, 2021), demand in writing the appraisal of such stockholder’s Shares, which demand must be sent to Dover at the address indicated in the Schedule 14D-9 and reasonably inform Dover of the identity of the stockholder and that the stockholder is demanding the appraisal of such stockholder’s Shares;

•	not tender (or, if tendered, not fail to withdraw prior to the Expiration Time) such Shares in the Offer; and

•	continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of the stockholders of Dover to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL may result in the loss of appraisal rights. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender (and do not properly withdraw prior to the Expiration Time) your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares; instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

17. Fees and Expenses.

We have retained the Depositary, the Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary, the Paying Agent and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication, and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer material to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. Purchaser may, however, in its discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser and Speedway have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of the Schedule TO and any amendments thereto (including exhibits), and any other filings we make with the SEC with respect to the Offer or the Merger, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Purchaser, Speedway and SFC.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or Speedway not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Purchaser, Speedway, Dover or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SCHEDULE I

INFORMATION RELATING TO PURCHASER, SPEEDWAY, AND SFC

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each executive officer and director of Purchaser, Speedway, and SFC are set forth below.

Executive Officers and Directors of Speedway Motorsports, LLC

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
O. Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Chairman / Director

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Chief Executive Officer and President / Director

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Director / Director

David Bruton Smith	Untied States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Director

William R. Brooks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice Chairman, Chief Financial Officer and Treasurer / Director

Michael D. Burch	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President and Chief Strategy Officer

Jessica Fickenscher	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President and Chief Experience Officer

J. Cary Tharrington IV	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Michael Hodge	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President, Chief Accounting Officer and Assistant Treasurer

Cynthia B. Jacobson	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President – Human Resources

Executive Officers and Directors of Speedco II, Inc.

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
O. Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Chairman

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Director

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Chief Executive Officer and President / Director

William R. Brooks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice Chairman, Chief Financial Officer and Treasurer / Director

Michael D. Burch	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President and Chief Strategy Officer / Director

Jessica Fickenscher	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President and Chief Experience Officer

J. Cary Tharrington IV	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Michael Hodge	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President, Chief Accounting Officer, and Assistant Treasurer

Cynthia B. Jacobson	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President – Human Resources

Jonathan Brady	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Senior Vice President and Chief Information Officer

Steve Swift	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Senior Vice President – Operations and Development

Kim Daniels	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Senior Vice President – Financial Reporting

Carla Weston	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President – Financial Compliance, Assistant Treasurer and Assistant Secretary

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

Janet Kirkley	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President – Legal Compliance and Assistant Secretary

Angela McDowell	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President – Accounting, Controller and Assistant Treasurer

Executive Officers and Directors of Sonic Financial Corporation

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment
O. Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Chief Executive Officer and President / Director

B. Scott Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President / Director

David Bruton Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President / Director

Marcus G. Smith	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Executive Vice President / Director

William R. Brooks	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Chief Financial Officer / Director

J. Cary Tharrington IV	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President, General Councel and Secretary

Michael E. Hodge	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President and Treasurer

Cynthia Jacobson	United States	5401 East Independence Boulevard, Charlotte, North Carolina 28212 (704) 455-3239	Vice President –Human Resources

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Dover or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer & Trust Co., LLC

By Mail or Overnight Carrier:	By Facsimile Transmission:
American Stock Transfer & Trust Co., LLC	(For Eligible Institutions Only)
Operations Center	(718) 234-5001
Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent at its address and telephone numbers set forth below. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

(212) 929-5500

or

Call Toll-Free- (800) 322-2885

Email address: tenderoffer@mackenziepartners.com